Ballard Power Systems Inc.

News Release

For Immediate Release

Ballard to Power London Fuel Cell Buses

VANCOUVER, BRITISH COLUMBIA, November 13, 2007 –- Ballard Power Systems, Inc. (TSX: BLD; NASDAQ: BLDP) today announced that Transport for London has selected Ballard fuel cells to power 5 fuel cell buses for operation in the London Transit system starting in 2009. Ballard is providing its world leading 6th generation HD6 bus module to a consortium that includes prime contractor and hybrid drive system supplier ISE Corporation, coach supplier Wrightbus, and transit operator First Group.

“Ballard is pleased to be the fuel cell technology provider for this important deployment, in one of the most environmentally progressive cities in the world,” said Noordin Nanji, Ballard’s Vice President and Chief Customer Officer. “The City of London continues to lead by example through the introduction of this next generation, clean technology bus.”

Building on the momentum of the recently announced 20 bus program for BC Transit in British Columbia, the London project will be the first to incorporate a 75 kW version of the new HD6 module in a fuel cell hybrid transit bus. This lower cost, fuel-efficient module is offered with Ballard’s industry leading 5 year or 12,000 hour warranty and is tailored for inner-city transit operation, as will be the case in London.

Powering fuel cell buses in the City of London is not new to Ballard, which powered three Mercedes Benz Citaro fuel cell buses in London between 2003 and 2006 as part of The Clean Urban Transit for Europe (CUTE) bus program. In all, 39 fuel cell buses featuring Ballard’s previous 5th generation technology have traveled over 2 million kilometers in revenue service, while transporting in excess of 6 million passengers.

The Transport for London contract has a value of US$3.1 million for Ballard, including equipment sales and provision of engineering services.

About Ballard Power Systems
Ballard Power Systems Inc. (TSX: BLD; NASDAQ: BLDP) is recognized as a leader in the development, manufacture and sale of hydrogen fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Guy McAree or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, Power to Change the World and Mark 9 SSL are registered trademarks of Ballard Power Systems Inc.